Exhibit 99.1

GENFIT: Enhances Board of Directors with Two Strategic Appointments

Lille (France), Cambridge (Massachusetts, United States), July 7, 2020 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced, following its annual Shareholders Meeting, the appointment of Ms. Katherine Kalin and Mr. Eric Baclet to the company’s Board of Directors. Together, they bring more than 50 years of combined pharmaceutical experience and deep subject matter expertise that will aid in the next phase of Genfit’s growth.

Pascal Prigent, CEO of GENFIT, noted: “We are delighted to announce the appointments of Katherine and Eric to the board. Both bring a wealth of highly relevant life science industry experience. Ms. Kalin has extensive strategic and financial management experience in both pharmaceutical and diagnostic solutions, with a deep understanding of the U.S. market. Mr. Baclet has a broad experience covering therapeutic drug development, as well as commercial management in several markets, including China. Both will bring strong knowledge bases and strategic insights as the company works to determine the next corporate steps that will shape its transformation.”

Ms. Kalin’s healthcare industry expertise spans diagnostics, medical devices, and pharmaceuticals. Ms. Kalin is currently a director on the boards of Clinical Genomics, a molecular diagnostic firm, Brown Advisory, a strategic advisory and investment firm, and Primari Analytics, a startup in artificial intelligence. From 2012-17, Ms. Kalin led corporate strategy at Celgene, a global biopharmaceutical company, for 5 1/2 years. Prior to that, Ms. Kalin held executive leadership roles in marketing, sales, strategy and new business development at Johnson & Johnson (J&J) from 2002 to 2011. Prior to J&J, Ms. Kalin served as a Partner at McKinsey and Company, a global management consulting firm, where she negotiated and led consulting assignments, as a strategic advisor to pharmaceutical, medical device and other healthcare companies.

Mr. Eric Baclet has over 30 years of experience with Eli Lilly in international drug development, management, and commercialization, all expertise he gained as President and General Manager of Lilly Italia, General Manager of Lilly China, VP of Global Marketing, and Executive Directorship of International Marketing, to name a few. Throughout his tenure at Eli Lilly, Mr. Baclet spearheaded international drug launches across multiple geographies, and led multi-disciplinary teams involved in biopharmaceutical value-chain management in more than seven countries.

Jean-François Mouney, Chairman of the Board, added: "The Board is thrilled to welcome Katherine and Eric. We look forward to working with Pascal and the GENFIT team to help the company

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

build value and succeed in its development programs in therapeutic areas with high unmet medical need."

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. Its drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH and GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in patients with PBC. As part of GENFIT’s comprehensive approach to clinical management of patients with NASH, the Company is also developing a new, non-invasive blood-based diagnostic technology, NIS4™, which, if approved, could enable easier identification of patients with at-risk NASH. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements about the Company’s next development and transformation steps, its potential to create value, and new Directors’ contribution to value creation. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

marchés financiers (“AMF”), including those listed in Section 2.1 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on May 27, 2020 under n° D.20-0503, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s 20-F dated May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3